SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 2, 2002

Robbins & Myers, Inc.

(Exact name of Registrant as specified in its charter)

Ohio	0-288	31-0424220
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1400 Kettering Tower, Dayton, OH	45423
(Address of principal executive offices)	(Zip code)

937-222-2610
(Registrant's telephone number including area code)

Not applicable
(Former name and former address, if changed since last report)

TABLE OF CONTENTS

Item 5. Other Events and Regulation FD Disclosure

On October 2, 2002, Robbins & Myers, Inc. issued the following press release:


**ROBBINS & MYERS REPORTS FOURTH
QUARTER AND YEAR-END RESULTS**


DAYTON, OHIO, October 2, 2002 . . . Robbins & Myers, Inc. (RBN) today announced financial results for its fourth quarter and the fiscal year ended August 31, 2002. Diluted earnings per share of $.16 for the quarter and $1.15 for the year were in line with earlier guidance.

Sales for the fourth quarter were $132.2 million compared with $112.5 million in the fourth quarter of last fiscal year. This year's fourth quarter includes the Romaco acquisition which was completed at the end of fiscal 2001. Fourth quarter fiscal 2002 Earnings Before Interest and Taxes (EBIT) was $7.7 million versus $12.6 million reported for the same quarter of fiscal 2001. Quarterly net income was $2.2 million this year and $6.3 million in the prior year fourth quarter. Quarterly diluted earnings per share were $.16 and $.51 for fiscal 2002 and 2001 respectively.

Fiscal 2002 sales of $526.4 million reflect a 24% increase over the $425.9 million for fiscal 2001. EBIT was $40.9 million and $43.2 million for fiscal years 2002 and 2001, respectively. Net income for the fiscal year was $14.5 million versus $19.6 million for fiscal 2001. Diluted earnings per share for fiscal 2002 were $1.15 compared with $1.63 for the last fiscal year.

Gerald L. Connelly, President and Chief Executive Officer of Robbins & Myers, Inc., stated, "Fiscal 2002 was a challenging year for Robbins & Myers. While we saw solid performance in our Pharmaceutical Segment, our Energy and Industrial Segments experienced cyclical lows. This led us to concentrate our focus on cash management and further strengthening the balance sheet. We are pleased that in such a difficult environment we recorded record free cash flow of approximately $30.0 million."

The Company also announced that it has reached agreement with its bank group to amend the current revolving credit agreement. These amendments provide the Company financial flexibility as it faces a continuing weak economic environment and a method for repayment of the $60 million of convertible debentures, due September 1, 2003.

Improved results for the fiscal year in the Pharmaceutical Segment were driven by the contribution of the Romaco acquisition and positive conditions in the pharmaceutical secondary processing equipment market. This contribution helped offset the continued weakness in the fine chemicals market, which represents a portion of Reactor Systems' sales. The Pharmaceutical Segment is comprised of Romaco and Reactor Systems.

The Company's Energy Segment year-end results reflect the oil and gas industry's cyclical low of this past year. From a peak in July 2001, U.S. rig count fell 43% which, in turn, depressed capital spending in the industry. Improvement in rig count has been slow in coming; however, an accelerated increase is projected in calendar 2003.

Results for the Industrial Segment were disappointing due to a general weakness in all markets served by this segment. Significant cost structure improvements have been completed, thus positioning this segment well for end market recovery.

Connelly concluded, "As we look forward to fiscal 2003, we do not see an immediate recovery in capital spending in the industrial markets. Consolidated beginning backlog is $18.0 million below last year thus impacting the first half of the fiscal year. The outlook for our end markets is very mixed. Our Energy Segment is likely to see improvement later this year. Our Pharmaceutical Segment is expected to grow and presents further profit improvement opportunities. Recovery in the general industrial markets remains an unknown at this time. Thus our earnings per share guidance for fiscal 2003 is $1.10 to $1.25 with the first quarter being $.10 to $.15. Robbins & Myers is well positioned for recovery with a strong balance sheet, positive cash flow and solid market positions."

The Company announced that the Board of Directors approved a regular quarterly dividend of $.055 per share (annual rate, $.22) and is payable October 31, 2002 to shareholders of record as of October 11, 2002.

Conference Call
Robbins & Myers, Inc. has scheduled a conference call and webcast for 2:00 p.m. EDT on Wednesday, October 2, 2002, to review the fourth quarter and year-end results. Please contact the Company's Investor Relations to register for the call. The webcast is available at the Company's website at www.robbinsmyers.com.

Robbins & Myers, Inc. is a leading global supplier of highly engineered, application-critical equipment for the pharmaceutical, energy, and industrial markets. Headquartered in Dayton, Ohio the Company has manufacturing facilities in the United States, Canada, Europe, Brazil, Mexico, Singapore, Venezuela, Australia, China, France, India, and Taiwan.

In addition to historical information, this release contains forward-looking statements, identified by use of words such as "expects," "anticipates," "estimates," and similar expressions. These statements reflect the Company's expectations at the time this release was issued. Actual events and results may differ materially from those described in the forward-looking statements. Among the factors that could cause material differences are a significant decline in capital expenditures in specialty chemical and pharmaceutical industries, a major decline in oil and natural gas prices, foreign exchange rate fluctuations, continued availability of acceptable acquisition candidates and general economic conditions that can affect demand in the process industries. The Company undertakes no obligation to update or revise any forward-looking statement.

The Company's common stock trades on the New York Stock Exchange under the symbol RBN.

ROBBINS & MYERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
  (Unaudited)

(in thousands)	August 31, 2002	August 31, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,534	$ 16,122
Accounts receivable	113,711	105,294
Inventories	92,446	116,977
Other current assets	12,318	13,084
Deferred taxes	14,071	16,336
Total Current Assets	243,080	267,813
Goodwill & Other Intangible Assets	289,552	235,447
Other Assets	6,201	7,603
Property, Plant & Equipment	143,859	149,397
	$682,692	$660,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 41,964	$ 43,018
Accrued expenses	83,871	88,560
Current Portion of long-term debt	4,526	17,669
Total Current Liabilities	130,361	149,247
Long-Term Debt — Less Current Portion	203,920	241,225
Deferred Taxes	8,708	7,414
Other Long-Term Liabilities	79,210	64,472
Shareholders' Equity	260,493	197,902
	$682,692	$660,260

Note: All known adjustments have been reflected in this report, but the information is subject to annual audit and year-end adjustments which are estimated to be insignificant.

ROBBINS & MYERS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENT
  (Unaudited)

	Three Months Ended		Twelve Months Ended	
(in thousands, except per share data)	August 31, 2002(1)	August 31, 2001	August 31, 2002(1)	August 31, 2001
Sales	$132,172	$112,454	$526,373	$425,902
Cost of sales	90,267	76,221	352,609	285,168(2)
Gross profit	41,905	36,233	173,764	140,734
SG&A expenses	33,729	21,196	130,802	87,844
Amortization expense	446	2,237	2,015	8,187
Other	0	151	0	1,467(2)
Income before interest and income taxes	7,730	12,649	40,947	43,236
Interest expense	4,037	3,180	17,565	12,312
Income before income taxes and minority interest	3,693	9,469	23,382	30,924
Income tax expense	1,241	2,936	7,831	10,229
Minority interest	256	226	1,048	1,064
Net income	$ 2,196	$ 6,307	$ 14,503	$ 19,631
Net Income Per Share:				
Basic	$ 0.16	$ 0.57	$ 1.17	$ 1.78
Diluted	$ 0.16	$ 0.51	$ 1.15	$ 1.63
Weighted Average Common Shares Outstanding:				
Basic	14,020	11,116	12,379	11,050
Diluted	16,275	13,524	14,688	13,465
Orders	$128,048	$102,722	$508,943	$427,275
Backlog	$125,665	$143,522	$125,665	$143,522

(1)   Includes the results of Romaco from the acquisition date of August 31, 2001.

(2)   Cost of sales and other expenses include one-time costs of $1,000,000 and $1,492,000, respectively, for the Company's Global Reorganization program.

Note: All known adjustments have been reflected in this report, but the information is subject to annual audit and year-end adjustments which are estimated to be insignificant.

ROBBINS & MYERS, INC. AND SUBSIDIARIES
CONDENSED BUSINESS SEGMENT INFORMATION
(Unaudited)

| | Three Months Ended | | Twelve Months Ended | |
	August 31, 2002 (1)	August 31, 2001	August 31, 2002(1)	August 31, 2001
(in thousands)				
Sales				
Pharmaceutical	$ 83,558	$ 44,714	$319,412	$171,403
Industrial	25,609	37,467	115,580	140,593
Energy	23,005	30,273	91,381	113,906
Total	$132,172	$112,454	$526,373	$425,902
Adjusted EBITA (2)				
Pharmaceutical	$ 5,279	$ 5,618(2)	$ 28,327	$ 19,555(2)
Industrial	554	3,079(2)	5,731	13,887(2)
Energy	5,284	7,313	19,104	28,228
Corporate and Eliminations	(2,941)	(973)	(10,200)	(7,755)(2)
Total	$ 8,176	$ 15,037	$ 42,962	$ 53,915
Income Before Interest and Income Taxes (EBIT)				
Pharmaceutical	$ 5,177	$ 4,964(3)	$ 27,895	$ 17,349(3)
Industrial	532	2,189(3)	5,279	8,445(3)
Energy	5,200	6,679	18,773	26,078
Corporate and Eliminations	(3,179)	(1,183)	(11,000)	(8,636)(3)
Total	$ 7,730	$ 12,649	$ 40,947	$ 43,236
Depreciation and Amortization				
Pharmaceutical	$ 2,277	$ 1,894	$ 10,194	$ 7,563
Industrial	1,260	2,179	5,366	8,641
Energy	1,372	1,892	5,534	7,260
Corporate and Eliminations	279	236	949	884
Total	$ 5,188	$ 6,201	$ 22,043	$ 24,348
Orders				
Pharmaceutical	$ 79,595	$ 41,682	$312,779	$171,308
Industrial	26,587	31,170	108,950	142,205
Energy	21,866	29,870	87,214	113,762
Total	$128,048	$102,722	$508,943	$427,275
Backlog				
Pharmaceutical	$100,780	$108,067	$100,780	$108,067
Industrial	21,558	27,961	21,558	27,961
Energy	3,327	7,494	3,327	7,494
Total	$125,665	$143,522	$125,665	$143,522

(1) Includes the results of Romaco from the acquisition date of August 31, 2001.

(2) Adjusted EBITA represents EBIT before amortization and one-time charges. There are no one-time charges recorded in fiscal 2002. In the three month period ended August 31, 2001, the one-time charges related to the Company's Global Reorganization program as follows: Pharmaceutical segment, $80,000; and Industrial segment, $71,000. In the twelve month period ended August 31, 2001, the one-time charges also related to the Global Reorganization program as follows: Pharmaceutical segment, $244,000; Industrial segment, $2,148,000; and Corporate $100,000. Adjusted EBITA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered an alternative to net income as a measure of operating results.

(3) In the three and twelve months periods of fiscal 2001, EBIT includes the aforementioned one-time charges related to the Company's Global Reorganization program.

Note: All known adjustments have been reflected in this report, but the information is subject to annual audit and year-end adjustments which are estimated to be insignificant.

Item 7. Financial Statements and Exhibits

(c) Exhibits. The following Exhibit is furnished with this Report:

4.1 Amendment No 1. to Credit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robbins & Myers, Inc.

Date: <u>October 2, 2002</u>   By:<u>/s/ Kevin J. Brown</u>
Kevin J. Brown
Vice President and Chief Financial Officer

EXHIBIT 4.1 AMENDMENT NO. 1 TO CREDIT AGREEMENT

This Amendment (this "Amendment") is entered into as of September 27, 2002 by and among Robbins & Myers, Inc., an Ohio corporation (the "Borrower"), Bank One, NA, individually and as agent ("Agent"), and the other financial institutions signatory hereto.


RECITALS


A.   The Borrower, the Agent and the Lenders are party to that certain credit agreement dated as of January 9, 2002 (the "Credit Agreement"). Unless otherwise specified herein, capitalized terms used in this Amendment shall have the meanings ascribed to them by the Credit Agreement.

B.   The Borrower, the Agent and the undersigned Lenders wish to amend the Credit Agreement on the terms and conditions set forth below.

Now, therefore, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:

1.   *Amendment to Credit Agreement*. Upon the "Effective Date" (as defined below), the Credit Agreement shall be amended as follows:

(a) Each of the following terms defined in Section 1.01 of the Credit Agreement is amended in its entirety to read as follows

"*Aggregate Commitment*" shall mean the aggregate of the Revolving Credit Commitments of all the Lenders, as reduced or increased from time to time pursuant to the terms hereof. The Aggregate Commitment as of the "Effective Date" of Amendment No. 1 hereto is $126,123,140.

"*Total Debt*" shall mean, without duplication, as of any date, the aggregate amount of (a) all Revolving Loans, Letters of Credit and Swingline Loans outstanding as of such date and (b) all other Indebtedness (other than (i) Interest Rate Protection Agreements permitted by Section 6.01(h), (ii) the obligations of Pfaudler with respect to its unfunded German pension plan and (iii) post retirement obligations of the Borrower and the Domestic Subsidiaries) of the Borrower and its Consolidated Subsidiaries as of such date, determined on a consolidated basis in accordance with GAAP, which by its terms or by the terms of any instrument or agreement relating thereto matures more than one year from the date of the initial creation thereof (including any current installment thereof due within one year of the date of determination); *provided, that,* Total Debt shall include any Indebtedness which does not otherwise come within the foregoing definition but which is directly or indirectly renewable or extendible at the option of the debtor to a date one year or more (including an option of the debtor under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more) from the date of the initial creation thereof; and further provided that the amount of Total Debt outstanding at any time shall be deemed reduced by an amount equal to the amount by which the aggregate amount of cash and Cash Equivalents of the Borrower and its Subsidiaries at such time exceeds $10,000,000.

(b) Section 1.01 of the Credit Agreement is amended by inserting the following new definition therein in alphabetical order:

"*Approved Acquisition*" means the direct or indirect acquisition by the Borrower for aggregate consideration (including assumed debt) not in excess of $12,800,000 of 100% of the Capital Stock of a corporation previously identified as the acquisition target by the Borrower at its bank meeting on September 18, 2002, as confirmed in writing to the Agent on the date hereof.

(c) *Section 2.10(e)* is amended in its entirety to read as follows:

(e) The Borrower may, at its option, on up to two occasions, seek to increase the Aggregate Commitment by up to $20,000,000 (resulting in a maximum Aggregate Commitment of $146,123,140) upon at least three (3) Business Days' prior written notice to the Administrative Agent, which notice shall specify the amount of any such increase, shall be delivered at a time when no Default or Event of Default has occurred and is continuing and may not be delivered if the Borrower has previously terminated a portion of the Revolving Credit Commitment pursuant to Section 2.10(b) hereof. The Borrower may, after giving such notice, offer the increase (which may be declined by any Lender in its sole discretion) in the Aggregate Commitment on either a ratable basis to the Lenders or on a non pro-rata basis to one or more Lenders and/or to other lenders or entities reasonably acceptable to the Administrative Agent. No increase in the Aggregate Commitment shall become effective until the existing or new Lenders extending incremental Revolving Credit Commitment amounts and the Borrower shall have delivered to the Administrative Agent a document in form reasonably satisfactory to the Administrative Agent pursuant to which any such existing Lender states the amount of its Revolving Credit Commitment increase, any such new Lender states its Revolving Credit Commitment amount and agrees to assume and accept the obligations and rights of a Lender hereunder and the Borrower accepts such incremental Revolving Credit Commitments. The Lenders (new or existing) shall accept an assignment from the existing Lenders, and the existing Lenders shall make an assignment to the new or existing Lender accepting a new or increased Revolving Credit Commitment, of an interest in then outstanding extensions of credit hereunder such that, after giving effect thereto, all credit exposure hereunder (other than Swingline Loans as to which no participation notice pursuant to Section 2.22(c) has been delivered) is held (directly or indirectly) ratably by the Lenders in proportion to their respective Revolving Credit Commitments. Assignments pursuant to the preceding sentence shall be made in exchange for the principal amount assigned plus accrued and unpaid interest and Facility Fees and Letter of Credit Fees. The Borrower shall make any payments under *Section 2.16* resulting from such assignments. Any such increase of the Aggregate Commitment shall be subject to receipt by the Administrative Agent from the Borrower of such supplemental opinions, resolutions, certificates and other documents as the Administrative Agent may reasonably request.

(d) *Section 6.04(g)* is amended in its entirety to read as follows:

(g) one or more non-hostile acquisitions by the Borrower or any Qualified Acquisition Subsidiary of assets or Capital Stock (other than Margin Stock) of any other person (such assets, in the case of an asset acquisition, or person, in the case of the acquisition of Capital Stock, is referred to herein as the *"Acquired Entity"*) so long as (A) in the case of an acquisition of assets, such assets are to be used, and in the case of an acquisition of Capital Stock, the person so acquired is engaged, in a business substantially similar or related to the businesses of the Borrower on the date hereof, (B) the Borrower shall have provided the Lenders with the financial projections required by Section 5.04(g) and such other information as the Lenders shall reasonably request, (C) on the date of such acquisition and immediately after giving effect thereto, the representations and warranties set forth in Article III shall be true and correct in all material respects with the same effect as though made on and as of such date and no Default or Event of Default shall exist, (D) after giving effect to such Permitted Acquisition (as defined below), (1) with respect to any Reference Period ending after August 31, 2002 and on or prior to August 31, 2003, the Borrower shall have delivered to the Agent calculations satisfactory to the Agent demonstrating that on a pro forma basis (i) the Consolidated Leverage Ratio is less than or equal to 3.50 to 1.00 and (ii) the Consolidated Fixed Charge Coverage Ratio is greater than or equal to 2.50 to 1.00, and (2) with respect to any Reference Period ending after August 31, 2003, the Borrower shall have delivered to the Agent calculations satisfactory to the Agent demonstrating that on a pro forma basis the Borrower is in compliance with Sections 6.13(a) and (b); provided that the requirements of this subsection (D) shall not apply to the Approved Acquisition, (E) in the case of an acquisition of Capital Stock of a person, then simultaneously with any such acquisition, the Administrative Agent for the benefit of the Secured Parties shall be granted (I) in the case of a person organized under the laws of the United States, any State thereof or the District of Columbia, a first priority security interest in all of such Capital Stock acquired by the Borrower or any Qualified Acquisition Subsidiary as part of such acquisition, and (II) in the case of a person organized under the laws of a jurisdiction other than the United States, any State thereof or the District of Columbia, that will be acquired directly by the Borrower or a Domestic Subsidiary, a first priority security interest in 65% of all of the Capital Stock of the person so acquired, and in all cases the Borrower shall, and shall cause any applicable Subsidiary to, execute any documents (including a Supplemental Agreement, Intercompany Note, financing statements and other Collateral Documents) and take all action (including filing financing statements and obtaining and providing consents, and legal opinions) that may be required under applicable law, or that the Administrative Agent may request, in order to grant, preserve, protect and perfect such security interest, (F) in the case of an acquisition of Capital Stock of a person, the Borrower acquires directly or indirectly 100% of the Capital Stock o f such person; and (G) the total aggregate consideration for any single acquisition (or series of related acquisitions) of such Capital Stock or assets shall not exceed $20,000,000 (such consideration to include, without limitation, the amount of Indebtedness incurred pursuant thereto as permitted by Section 6.01(j)) (any acquisition satisfying each of the criteria set forth in the preceding clauses (A) through (G) being referred to herein as a *"Permitted Acquisition"*);

(e) *Section 6.12* is amended in its entirety to read as follows:

SECTION 6.12 *Capital Expenditures*.

(a) The Borrower will not permit the aggregate amount of Capital Expenditures made by the Borrower and its Subsidiaries to exceed: (i) $4,000,000 in the fiscal quarter ending November 30, 2002; (ii) $4,000,000 in the fiscal quarter ending February 28, 2003; (iii) $6,000,000 in the fiscal quarter ending May 31, 2003; or (iv) $6,000,000 in the fiscal quarter ending August 31, 2003; provided that the amount by which any quarterly limit set forth above (but giving effect to this proviso) exceeds the actual amount of Capital Expenditures made in such fiscal quarter may be carried over to any subsequent fiscal quarters ending on or prior to August 31, 2003.

(b) The Borrower will not permit the aggregate amount of Capital Expenditures made by the Borrower and its Subsidiaries taken as a whole for the Fiscal Year ending August 31, 2004 to exceed the sum of (i) $35,000,000, plus (ii) the amount, if any, by which Capital Expenditures for the previous Fiscal Year are less than $20,000,000.

(c) The Borrower will not permit the aggregate amount of Capital Expenditures made by the Borrower and its Subsidiaries taken as a whole for the Fiscal Year ending August 31, 2005 or for any Fiscal Year thereafter to exceed the sum of (i) $35,000,000, plus (ii) the amount, if any, by which Capital Expenditures for the previous Fiscal Year are less than $35,000,000.

(f) *Section 6.13(a)* is amended in its entirety to read as follows:

(a) *Consolidated Fixed Charge Coverage Ratio*. The Borrower will not permit the Consolidated Fixed Charge Coverage Ratio (i) to be less than 1.75 to 1.00 for any Reference Period ending after August 31, 2002 and on or prior to February 28, 2003, (ii) to be less than 2.00 to 1.0 for the Reference Period ending May 31, 2003, (iii) to be less than 2.25 to 1.0 for the Reference Period ending August 31, 2003, or (iv) to be less than 2.75 to 1.0 for any Reference Period ending thereafter.

(g) *Section 6.13(b)* is amended in its entirety to read as follows:

(b) *Consolidated Leverage Ratio*. The Borrower will not permit the Consolidated Leverage Ratio (i) to exceed 4.25 to 1.0 for any Reference Period ending after August 31, 2002 and on or prior to February 28, 2003, (ii) to exceed 4.00 to 1.0 for the Reference Period ending May 31, 2003, (iii) to exceed 3.75 to 1.0 for the Reference Period ending August 31, 2003, (iv) to exceed 3.25 to 1.0 for the Reference Period ending November 30, 2003, or (v) to exceed 3.0 to 1.0 for any Reference Period ending thereafter.

(h) The Pricing Schedule to the Credit Agreement shall be deleted in its entirety, and the Pricing Schedule attached hereto shall be substituted in its place.

(i) Schedule 2.02(a) to the Credit Agreement shall be deleted in its entirety, and *Schedule 2.02(a)* attached hereto shall be substituted in its place.

2. *Representations and Warranties of the Borrower*. The Borrower represents and warrants that:

(a) The execution, delivery and performance by the Borrower of this Amendment have been duly authorized by all necessary corporate action and that this Amendment is a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms, except as the enforcement thereof may be subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors' rights generally;

(b) Each of the representations and warranties contained in the Credit Agreement is true and correct in all material respects on and as of the date hereof as if made on the date hereof;

(c) Neither the execution, delivery and performance of this Amendment nor the consummation of the transactions contemplated hereby does or shall conflict with or breach any of the terms of the Senior Notes or Subordinated Notes;

(d) After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

3.   *Effective Date*. This Amendment shall become effective upon the execution and delivery hereof by the Borrower, the Agent and the Required Lenders (without respect to whether it has been executed and delivered by all the Lenders); provided that Sections 1 and 2 hereof shall not become effective until the date (the "Effective Date") when the following additional conditions have also been satisfied:

(a) Each of the Guarantors has executed and delivered a reaffirmation of Guaranty in the form of Exhibit A hereto.

(b) The Borrower has paid to the Agent (for the benefit of each Lender signatory hereto as of the Effective Date) an amendment fee equal to 0.25% of such Lender's Commitment on the Effective Date and has paid such other fees relating to this Amendment as may be separately agreed to, which fees shall be deemed fully earned and non-refundable on the Effective Date.

4.   *Reference to and Effect Upon the Credit Agreement.*

(a) Except as specifically amended or waived above, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(b) The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the Agent or any Lender under the Credit Agreement or any Loan Document, nor constitute a waiver of any provision of the Credit Agreement or any Loan Document, except as specifically set forth herein. Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of similar import shall mean and be a reference to the Credit Agreement as amended hereby.

5.   *Costs and Expenses*. The Borrower hereby affirms its obligation under Section 9.05 of the Credit Agreement to reimburse the Agent for all reasonable costs, internal charges and out-of-pocket expenses paid or incurred by the Agent in connection with the preparation, negotiation, execution and delivery of this Amendment, including but not limited to the attorneys' fees and time charges of attorneys for the Agent with respect thereto.

6.   *GOVERNING LAW*. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

7.   *Headings*. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purposes.

8.   *Counterparts*. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

ROBBINS & MYERS, INC.,
as Borrower

By: _____

Name: Kevin Brown
Title: Vice President, Finance and
Chief Financial Officer

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

BANK ONE, NA, as Administrative Agent, Issuing Bank and Lender

By:
_____
Name:
_____
Title:
_____

HARRIS TRUST AND SAVINGS BANK

By: _____

Name: _____

Title: _____

Address: _____

Telephone: (   ) _____

Fax: (   ) _____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

NATIONAL CITY BANK

By:	_____
Name:	_____
Title:	_____
Address:	_____
Telephone: ( )	_____
Fax: ( )	_____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

WACHOVIA BANK, N.A.

By: _____

Name: _____

Title: _____

Address: _____

Telephone: (   ) _____

Fax: (   ) _____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

THE BANK OF NOVA SCOTIA,
as Issuing Bank and Lender

By: _____

Name: _____

Title: _____

Address: _____

Telephone: (   ) _____

Fax: (   ) _____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

FIFTH THIRD BANK

By: _____
Name: _____
Title: _____
Address: _____
Telephone: (   ) _____
Fax: (   ) _____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

UNICREDITO ITALIANO,
New York Branch

By: _____

Name: _____

Title: _____

Address: _____

Telephone: (   ) _____

Fax: (   ) _____

[Signature Page to Robbins & Myers, Inc.
Amendment No. 1 to Credit Agreement]

EXHIBIT A

REAFFIRMATION OF GUARANTY

Each of the undersigned acknowledges receipt of a copy of Amendment No. 1 to the Second Amended and Restated Credit Agreement (the "Amendment") dated as of January 9, 2002, consents to such amendment and each of the transactions referenced therein and hereby reaffirms its obligations under the Guarantee Agreement dated as of May 15, 1998 (as defined in the Amendment).

Dated as of September 27, 2002

PFAUDLER, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

CHEMINEER, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

EDLON, INC.

By _____

    Name: Kevin J. Brown
    Title: Vice President & Treasurer

GLASTEEL PARTS AND SERVICES, INC.

By _____

    Name: Kevin J. Brown
    Title: Vice President & Treasurer

E.C. MOTORS, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

MOYNO, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

R&M ENVIRONMENTAL STRATEGIES, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

ROBBINS & MYERS ENERGY SYSTEMS, INC.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

ROBBINS & MYERS ENERGY SYSTEMS L.P.

By _____

    Name: Kevin J. Brown
    Title: Treasurer

ROBBINS & MYERS HOLDINGS, INC.

By _____
   Name: Kevin J. Brown
   Title: Treasurer

ROMACO INC.

By _____
   Name: Kevin J. Brown
   Title: Treasurer

PRICING SCHEDULE

APPLICABLE MARGIN	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS
LIBOR Loans	*1.00%*	*1.375%*	*1.50%*	*1.75%*	*2.375%*
ABR Loans	*0%*	*0.125%*	*0.25%*	*0.50%*	*0.75%*

APPLICABLE FEE MARGIN	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS
Letter of Credit Fee	*1.00%*	*1.375%*	*1.50%*	*1.75%*	*2.375%*
Facility Fee	*0.25%*	*0.375%*	*0.50%*	*0.50%*	*0.625%*

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

"Financials" means the annual or quarterly financial statements of the Borrower delivered pursuant to Section 6.4(a) or (b).

"Level I Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Consolidated Leverage Ratio is less than 2.00 to 1.00.

"Level II Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status and (ii) the Consolidated Leverage Ratio is less than 2.50 to 1.00.

"Level III Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Consolidated Leverage Ratio is less than 3.00 to 1.00.

"Level IV Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent financials, (i) the Borrower has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Consolidated Leverage Ratio is less than 3.50 to 1.00.

"Level V Status" exists at any date if the Borrower has not qualified for Level I Status, Level II Status, Level III Status or Level IV Status.

"Status" means either Level I Status, Level II Status, Level III Status, Level IV or Level V Status.

The Applicable Margin and Applicable Fee Rate shall be determined in accordance with the foregoing table based on the Borrower's Status as reflected in the then most recent Financials. Adjustments, if any, to the Applicable Margin or Applicable Fee Rate shall be effective five Business Days after the Administrative Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Administrative Agent at the time required pursuant to Section 5.04, then the Applicable Margin and Applicable Fee Rate shall be the highest Applicable Margin and Applicable Fee Rate set forth in the foregoing table until five days after such Financials are so delivered.

SCHEDULE 2.02(a)
REVOLVING CREDIT COMMITMENTS

LENDER	REVOLVING CREDIT COMMITMENT	PRO RATA %
Bank One, NA	$ 28,027,364.46	22.22%
Harris Trust and Savings Bank	$ 21,020,523.33	16.67%
National City Bank	$ 21,020,523.33	16.67%
Wachovia Bank, N.A	$ 21,020,523.33	16.67%
The Bank of Nova Scotia	$ 17,517,102.78	13.89%
Fifth Third Bank	$ 14,013,682.22	11.11%
Unicredito Italiano, New York Branch	$ 3,503,420.55	2.78%
	$126,123,140.00	